EXHIBIT 99.1

United Rentals Completes the Acquisition of General Finance Corporation

STAMFORD, Conn.--(BUSINESS WIRE)--United Rentals, Inc. (NYSE: URI) ("United Rentals") today announced that it has completed the previously announced acquisition of General Finance Corporation (NASDAQ: GFN) ("General Finance").

Matthew Flannery, chief executive officer of United Rentals, said, "We're delighted to welcome our new customers and team members to United Rentals. This is an acquisition with strong strategic and financial merits, timed to serve the increasing demand in our end markets. It expands our growth capacity with the addition of leading mobile storage and modular office solutions, including over 900 employees with complementary expertise. As customers turn to us for the equipment they need, we're giving them the industry's most complete range of solutions to help them succeed."

The company plans to update its 2021 financial outlook to reflect the combined operations when it releases financial results for the second quarter in July.

The acquisition of General Finance was structured as a merger under Section 251(h) of the General Corporation Law of the State of Delaware, following the successful completion of the cash tender offer by UR Merger Sub VI Corporation, a Delaware corporation and wholly-owned subsidiary of United Rentals, to purchase all outstanding shares of common stock of General Finance for $19.00 per share net to the holder thereof in cash, without interest, less any applicable withholding of taxes.

As a result of the merger, all remaining shares of common stock of General Finance (other than those shares held by General Finance, United Rentals (North America), Inc., a Delaware corporation and a wholly owned subsidiary of United Rentals, or Merger Sub) were cancelled and converted into the right to receive $19.00 per share net to the holder thereof in cash, without interest, less any applicable withholding of taxes. Following the completion of the merger, all of the issued and outstanding shares of General Finance's preferred stock will be redeemed in accordance with their terms, and General Finance's common stock, Series C preferred stock and unsecured senior notes will be delisted from trading on the NASDAQ Global Select Market.

Sullivan & Cromwell LLP acted as United Rentals' legal advisor in the transaction. Morrison and Foerster LLP acted as General Finance's legal advisor and D.A. Davidson acted as its financial advisor.

About United Rentals

United Rentals, Inc. is the largest equipment rental company in the world. The company has an integrated network of 1,156 rental locations in North America and 11 in Europe. In North America, the company operates in 49 states and every Canadian province. The company's approximately 18,250 employees serve construction and industrial customers, utilities, municipalities, homeowners and others. The company offers approximately 4,000 classes of equipment for rent with a total original cost of $13.49 billion. United Rentals is a member of the Standard & Poor's 500 Index, the Barron's 400 Index and the Russell 3000 Index® and is headquartered in Stamford, Conn. Additional information about United Rentals is available at unitedrentals.com.

About General Finance Corporation

Headquartered in Pasadena, California, General Finance Corporation (NASDAQ: GFN) is a leading specialty rental services company offering portable storage, modular space and liquid containment solutions. General Finance's North America operations consist of wholly-owned subsidiaries Pac-Van, Inc., a leading provider of portable storage and office containers, mobile offices and modular buildings; and Lone Star Tank Rental Inc., a provider of liquid storage tank containers. Additionally, General Finance has wholly-owned subsidiaries Royal Wolf, a leading lessor of portable storage solutions in Australia and New Zealand; and Southern Frac, LLC, a manufacturer of portable liquid storage tank containers in North America and, under the trade name Southern Fabrication Specialties, other steel products.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Forward-looking statements involve significant risks and uncertainties that may cause actual results to differ materially from such forward-looking statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement, including any such statement concerning the completion and anticipated benefits of the Offer, Merger or other transactions described in this press release (collectively, the "Transactions"), can be guaranteed, and actual results may differ materially from those projected. United Rentals undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the equipment rental industries, and other legal, regulatory and economic developments. We use words such as "anticipates," "believes," "plans," "expects," "projects," "future," "intends," "may," "will," "should," "could," "estimates," "predicts," "potential," "continue," "guidance" and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the SEC reports filed by United Rentals and General Finance, as well as the possibility that (1) problems may arise in successfully integrating the businesses of United Rentals and General Finance, including, without limitation, problems associated with the potential loss of any key employees of General Finance; (2) the Transactions may involve unexpected costs, including, without limitation, the exposure to any unrecorded liabilities or unidentified issues that we failed to discover during the due diligence investigation of General Finance or that are not covered by insurance, as well as potential unfavorable accounting treatment and unexpected increases in taxes; (3) our business may suffer as a result of uncertainty surrounding the Transactions, any adverse effects on our ability to maintain relationships with customers, employees and suppliers, or the inherent risk associated with entering a geographic area or line of business in which we have no or limited experience; and (4) the industry may be subject to future risks that are described in the "Risk Factors" section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by United Rentals or General Finance. United Rentals gives no assurance that it will achieve its expectations and does not assume any responsibility for the accuracy and completeness of the forward-looking statements.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of United Rentals and General Finance described in the "Risk Factors" section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by United Rentals or General Finance. These forward-looking statements speak only as of the date hereof. United Rentals undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Contacts
Ted Grace
Office: (203) 618-7122
Cell: (203) 399-8951
Email: tgrace@ur.com